April 30, 2009

VIA EDGAR

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

ZBB Energy Corporation

Amendment No. 1 to Registration Statement on Form S-3

Filed March  30, 2009

File No. 333-156941

Dear Mr. Owings:

The purpose of this letter is to respond to comments received from you on Wednesday, April 22, 2009 regarding Pre-Effective Amendment No. 1 to the registration statement on Form S-3 (the “Registration Statement”) filed by ZBB Energy Corporation (the “Company”).

The Company understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

General

1.

Comment:  We note your response to comment one in our letter dated February 25, 2009.  In that response, you explain why you believe that GLG Partners LP, which holds shares representing 16.29% of your common stock, should not be considered your affiliate and why, therefore, its shares should be included in your calculation of shares held by non-affiliates.  We continue to believe that GLG Partners should be considered an affiliate and, therefore, you should revise your prospectus cover page to reflect this determination by excluding such shares from the amount of shares held by non-affiliates or provide us with additional analysis as to why you believe that GLG Partners is not your affiliate.  As you may know, provided you meet all the other requirements in General Instruction I.B.6. to Form S-3, you may sell no more than one-third of your public float in primary offerings under Form S-3 over a period of 12 calendar months.  Your public float

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

April 30, 2009

is calculated immediately before the intended sale of your securities by multiplying the price of a share of your common stock by the number of shares held by non-affiliates.  See Release No. 33-8878 (December 19, 2007) and the guidance on our website at www.sec.gov/smallbus/secg/s3f3-secg.htm.  Also, please provide us with the names of the shareholders you consider your affiliates and their shareholdings on which you base your calculation of shares held by non-affiliates.

Response:   The Company will consider GLG Partners LP to be an affiliate for purposes of calculating its unaffiliated public float.  The following table lists the name and shareholdings of each shareholder considered to be an affiliate of the Company for purposes of calculating its unaffiliated public float:

Name	Shareholdings

Robert J. Parry	392,271 shares

Richard A. Payne	96,836 shares

Manfred E. Birnbaum	0 shares

William A. Mundell	0 shares

Scott W. Scampini	31,677

Steven A. Seeker	58,518

GLG Partners LP	1,609,961

Total	2,189,263

Exhibit 5.1

2.

Comment:  We note your response to comment five in our letter dated February 25, 2009.  In that response, you state that this assumption is necessary and appropriate because it “is possible that between the date the opinion is issued and the date particular securities are issued there could be a change in applicable law, the adoption of an instrument or agreement by [you] or the imposition of a restriction by a court or governmental body having jurisdiction over [you] that could affect the opinion with respect to that particular issuance.”

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

April 30, 2009

However, the assumption, which is now located in the third-to-last paragraph of counsel’s opinion, is overly-broad because it is not clear that the assumption is limited only to the period of time between effectiveness and a takedown.  Therefore, please have counsel remove or revise this assumption.

Response:  The assumption has been revised to clarify that the assumption applies to the period of time between the date that the Registration Statement is declared effective and the issuance and delivery of any security sold pursuant to the Registration Statement.

3.

Comment:  We note your response to comment six in our letter dated February 25, 2009.  In that response, you state that you will file an updated opinion of counsel dated as of the effective date of this registration statement under cover of Form 8-K.  However, if you choose to file an opinion of counsel dated as of the date of effectiveness, you must file that opinion as an exhibit to an amendment to this registration statement on the day that this registration statement becomes effective.  Therefore, please confirm you will do so or, in the alternative, have counsel remove these limitations through the opinion.

Response:  The opinion of counsel has been amended to reflect that the opinion is given as of the date the Registration Statement is declared effective.  Accordingly, filing an opinion as of the effective date of the Registration Statement under cover of Form 8-K or as an exhibit to the Registration Statement on the day the Registration Statement becomes effective is not necessary.

*  *  *  *  *  *

Please call me at (262) 253-9800 if you have any questions.

Very truly yours,

/s/ Scott Scampini

Scott Scampini

Chief Financial Officer

ZBB Energy Corporation

cc:

Robert J. Parry